Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands except Ratio of Earnings to Fixed Charges)	Fiscal Year
Earnings:	2017	2016	2015	2014	2013
Add:
Income before taxes	$537,045	$523,717	$539,101	$549,061	$485,210
Fixed charges	82,133	68,838	63,158	63,098	64,194
Amortization of capitalized interest	5,000	4,723	4,198	3,734	3,087
Less:
Capitalized interest	(4,176)	(4,035)	(5,893)	(5,572)	(6,629)
Total Earnings available for fixed charges	$82,957	$593,243	$600,564	$610,321	$545,862

Fixed Charges:
Interest expense	$65,363	$52,989	$46,062	$46,067	$46,767
Capitalized interest	4,176	4,035	5,893	5,572	6,629
Portion of rental expense which represents interest factor(1)	12,594	11,814	11,203	11,459	10,798
Total Fixed charges	$82,133	$68,838	$63,158	$63,098	$64,194
Ratio of Earnings to Fixed Charges	7.55%	8.62%	9.51%	9.67%	8.5%
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(1) Represents one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.